Performance for the First Quarter ended June 30, 2010

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Safe Harbour

Certain statements in this presentation concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2010 and on Form 6-K for the quarters ended June 30, 2009, September 30, 2009 and December 31, 2009.These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Agenda

- Financial Performance
- Operational Performance
- Client Acquisition & Expansion of Services
- Products and Platforms
- Infosys BPO
- Human Resources
- Infrastructure
- Outlook
- Summary

Financial Performance

Highlights...

- Income was Rs. 6,198 crore for the quarter ended June 30, 2010; QoQ growth was 4.3%; YoY growth was 13.3%
- Net profit after tax* was Rs. 1,488 crore for the quarter ended June 30, 2010; QoQ decline was 7.0%; YoY decline was 2.4%
- Earnings per share* declined to Rs. 26.06 from Rs. 26.76 in the corresponding quarter of the previous year; QoQ decline was 7.0%; YoY decline was 2.6%

*Excluding the income from investment in OnMobile Systems,Inc. of Rs. 48 crore in Q4 FY10, the QoQ decline was 4.1% towards Net profit and Earnings per share

...Highlights

- 38 clients were added during the quarter by Infosys and its subsidiaries
- Gross addition of 8,859 employees (net addition of 1,026) for the quarter by Infosys and its subsidiaries
- 1,14,822 employees as on June 30, 2010 for Infosys and its subsidiaries

Financial Performance

Unaudited Condensed Consolidated Statement of Comprehensive Income for three months ended,

(As per IFRS)

In Rs. crore, except per share data

Particulars	June 30, 2010	June 30, 2009	Growth (%)	March 31, 2010	Growth % in Q1 11 over Q4 10
Revenues	**6,198**	**5,472**	**13.3**	**5,944**	**4.3**
Cost of sales	3,648	3,139	16.2	3,415	6.8
Gross Profit	**2,550**	**2,333**	**9.3**	**2,529**	**0.8**
Operational Expenses:					
Selling and marketing expenses	339	261	29.9	333	1.8
Administration expenses	456	428	6.5	407	12.0
Total Operating Expenses	**795**	**689**	**15.4**	**740**	**7.4**
Operating Profit	**1,755**	**1,644**	**6.8**	**1,789**	**(1.9)**
Other Income	239	269	(11.2)	252	(5.2)
Profit before income taxes	**1,994**	**1,913**	**4.2**	**2,041**	**(2.3)**
Income tax expense	506	388	30.4	441	14.7
Net Profit	**1,488**	**1,525**	**(2.4)**	**1,600**	**(7.0)**
Earnings per equity share					
Basic (Rs.)	**26.06**	**26.76**	**(2.6)**	**28.02**	**(7.0)**
Diluted (Rs.)	**26.05**	**26.73**	**(2.5)**	**28.00**	**(6.9)**

Operational Performance

Region wise Revenue

REVENUE BY GEOGRAPHICAL SEGMENT					
	Quarter ended			LTM	
	June 30, 2010 %	Mar 31, 2010 %	June 30, 2009 %	June 30, 2010 %	June 30, 2009 %
North America	67.3	66.1	64.7	66.5	63.8
Europe	20.3	22.5	24.7	21.9	25.7
India	1.7	1.4	0.9	1.4	1.2
Rest of the world	10.7	10.0	9.7	10.2	9.3
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Effort and Utilization

	Quarter ended			LTM	
	June 30, 2010 %	Mar 31, 2010 %	June 30, 2009 %	June 30, 2010 %	June 30, 2009 %
Effort					
Onsite	22.9	22.6	22.7	22.6	23.2
Offshore	77.1	77.4	77.3	77.4	76.8
Utilization					
Including trainees	73.0	69.3	67.0	69.7	68.1
Excluding trainees	78.7	77.1	70.9	76.4	73.4

Revenues by Project type

REVENUE BY PROJECT TYPE*					
	Quarter ended			LTM	
	June 30, 2010 %	Mar 31, 2010 %	June 30, 2009 %	June 30, 2010 %	June 30, 2009 %
Fixed Price	39.0	39.5	38.1	38.7	36.7
Time & Materials	61.0	60.5	61.9	61.3	63.3
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

** Excluding products*

Onsite-Offshore Revenue split

	Quarter ended			LTM	
	June 30, 2010 %	Mar 31, 2010 %	June 30, 2009 %	June 30, 2010 %	June 30, 2009 %
Revenue					
Onsite	48.0	46.0	46.4	46.6	46.4
Offshore	52.0	54.0	53.6	53.4	53.6

Customer Concentration

CLIENT DATA					
	Quarter ended			Year ended	
	June 30, 2010	Mar 31, 2010	June 30, 2009	Mar 31, 2010	Mar 31, 2009
Number of Clients					
Active	590	575	569	575	579
Added during the period	38	47	27	141	156
Accounting for > 5% of revenue	–	–	–	–	1
Number of million* dollar clients					
1 Million dollar +	341	338	330	338	327
5 Million dollar +	170	159	151	159	151
10 Million dollar +	103	97	104	97	101
20 Million dollar +	60	59	61	59	59
30 Million dollar +	43	41	45	41	39
40 Million dollar +	34	33	30	33	30
50 Million dollar +	26	26	19	26	20
60 Million dollar +	17	16	15	16	16
70 Million dollar +	13	12	12	12	12
80 Million dollar +	11	10	11	10	10
90 Million dollar +	10	8	6	8	7
100 Million dollar +	8	6	4	6	4
200 Million dollar +	1	1	1	1	1
300 Million dollar +	–	–	–	–	1
Client contribution to revenue					
Top client	4.9%	4.6%	4.5%	4.6%	6.9%
Top 5 clients	15.4%	15.8%	16.3%	16.4%	18.0%
Top 10 clients	26.1%	25.8%	25.8%	26.2%	27.7%
Repeat business	99.4%	95.4%	98.7%	97.3%	97.6%
Account receivables – LTM (in days)	60	59	56	59	62

"LTM" - Last Twelve Months

** LTM Revenues*

Awards and Recognitions

- The industry has richly recognized our contributions and value additions this quarter
- Our leadership-building initiative got a fillip, with BusinessWeek and Hay Group's 2009 survey ranking us tenth among the "Best Companies for Leadership"
- In a poll conducted by FinanceAsia, we were voted the "Best Managed Company" in India by investors and analysts across Asia.The poll also named us the best company in corporate governance, investor relations and corporate social responsibility
- We won the 2010 Software Process Achievement Award, given by the IEEE Computer Society and the Carnegie Mellon University Software Engineering Institute, for our cost-effective, sustained, and culturally integrated quality and productivity improvement program
- Infosys BPO was honored at the Shared Services & Outsourcing Network (SSON) 2010 North American and Australasian Shared Services Excellence Awards
- Our manufacturing unit won the American Technology Award for Manufacturing Solution

Client Acquisition & Expansion of Services

Client Acquisition & Expansion of Services

- We continue to drive transformation for our existing clients; a number of new clients have solicited our help to make their businesses more dynamic and profitable
- A leading aero structures manufacturer engaged our aerospace engineering team to design and develop components for their commercial airplane program
- For a global consumer electronics leader, we are re-engineering their global service exchange platform to help meet their growing service needs
- A major transformation project we won this quarter was from a large manufacturer of computer systems and provider of related services, in which we are providing business, functional and consulting expertise
- A leading global chemical company engaged us to define sales requirements and implement a sales force automation package for their North American sales force
- A producer of specialist aluminum products sought our services for globally harmonizing business processes and implementing next generation enterprise resource planning software
- We helped a large UK-based retailer revamp its promotions and improve its marketing effectiveness

Products and Platforms

Finacle™

- Finacle™, our universal banking solution, won six deals this quarter. Of these, three were from APAC and three from EMEA. Eleven client projects went live during the quarter, of which eight were from APAC and three were from EMEA

Flypp™

- In the past quarter, Flypp™, the smart mobile application platform developed by us, won the first Aegis Alexander Graham Bell award for its "Innovative Approach to Technology and Business in Telecom”. This award is intended to promote innovation in telecommunication and recognize outstanding contributions in this field

Infosys iEngage™

- We recently launched Infosys iEngage™, a digital consumer platform that enables companies to engage stakeholders from a single platform using best-in-class products that are integrated, customized and enhanced to meet specific industry needs

Infosys BPO

Infosys BPO

- Infosys BPO continued to be a significant agency for handling outsourced services. A leading bank engaged us to manage large volumes of transactions arising from its mortgage business and provide services for its recoveries and collections business. Another bank partnered Infosys BPO to increase efficiency in fraud management, while a financial services company selected us to provide financial and accounting services

Process innovation

- During the first quarter, Infosys submitted 20 patent applications in India and the U.S. With this, Infosys has an aggregate of 241 patent applications (pending) in India and the U.S. and has been granted 12 patents by the United States Patent and Trademark Office

Human Resources

Human Resources

EMPLOYEE METRICS					
	Quarter ended			Year ended	
	June 30, 2010	Mar 31, 2010	June 30, 2009	Mar 31, 2010	Mar 31, 2009
Total Employees	1,14,822	1,13,796	1,03,905	1,13,796	1,04,850
S/W professionals	1,08,495	1,06,864	96,334	1,06,864	97,349
Billable #	*95,863*	*93,254*	*88,061*	*93,254*	*86,306*
Banking Product Group #	*5,029*	*4,730*	*2,664*	*4,730*	*2,349*
Trainees	*7,603*	*8,880*	*5,609*	*8,880*	*8,694*
Sales & Support #	6,327	6,932	7,571	6,932	7,501
Gross Addition	8,859	9,313	3,538	27,639	28,231
Net Addition	1,026	3,914	(945)	8,946	13,663
Lateral Employees	2,942	2,041	390	4,895	5,796
Attrition % (LTM)*	15.8%	13.4%	11.1%	13.4%	11.1%

** Excluding subsidiaries*

 # 678 employees who were part of Finacle product team, knowledge services team etc., classified under sales and support earlier , have been reclassified as billable resources due to reclassification of their roles.

Infrastructure

Infrastructure

- As on June 30, 2010, the company had 25,992,163 sq. ft of space capable of accommodating 110,331 employees and 2,896,446 sq. ft under completion capable of accommodating 23,725 employees

Outlook

IFRS – Consolidated

- Outlook under IFRS – consolidated***
- Quarter ending September 30, 2010
- Income is expected to be in the range of Rs. 6,563 crore and Rs. 6,626 crore; YoY growth of 17.5% to 18.6%
- Earnings per share is expected to be in the range of Rs. 27.42 and Rs. 27.95; YoY growth of 1.9% to 3.9%
- Fiscal year ending March 31, 2011****
- Income is expected to be in the range of Rs. 26,441 crore and Rs. 26,885 crore; YoY growth of 16.3% to 18.2%
- Earnings per share is expected to be in the range of Rs. 112.21 and Rs. 116.73; YoY growth of 2.9% to 7.1%

**** Conversion 1 US$ = Rs. 46.45*

*****Excluding the income from the sale of our investment in OnMobile Systems, Inc. of Rs. 48 crore in fiscal 2010, the EPS growth is expected to be in the range of 3.7% to 7.9%*

Summary

Summary

- While the global economic environment remains uncertain, we continue to see greater demand for services from our clients. The challenge for the industry is to enhance the investment to growth the business, given the uncertainty in the environment
- As we continue to invest in solutions and new engagement models, we are witnessing increased demand for our services from clients
- We have won major strategic projects this quarter on our strength and ability to innovate products and processes
- Leading global companies continue to engage us to manage their operations and ensure larger returns to scale for them
- We continue to drive transformation for our existing clients; a number of new clients have solicited our help to make their businesses more dynamic and profitable
- The volatile currency environment is a concern for the industry. Our flexible financial and operating model enables us to prioritize our investments and focus on high quality growth even in this tough environment
- With the market opening up, attrition has increased this quarter. We have taken several steps to reduce attrition, including a compensation hike and are enhancing lateral hiring

Thank You

www.infosys.com